October 10, 2019

Sandeep Nayyar
Chief Financial Officer
Power Integrations, Inc.
5245 Hellyer Avenue
San Jose, CA, 95138

       Re: Power Integrations, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 13, 2019
           File No. 000-23441

Dear Mr. Nayyar:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery